Exhibit 99.1

New Gold Releases Updated Life of Mine Results for the Rainy River and New Afton Mines

Provides Mineral Reserves & Resources Update

TORONTO--(BUSINESS WIRE)--February 13, 2020--New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) reports results of the updated Life of Mine plans for the Rainy River (“Rainy River”) and New Afton (“New Afton”) Mines. A National Instrument 43-101 (“NI 43-101”) Technical Report for each operation will be filed within 45 days. (All amounts are in U.S. dollars unless otherwise indicated). The Company is also providing updated Mineral Reserves and Resources as of December 31, 2019. A technical session will be webcast directly following the Company’s fourth quarter earnings call, which is scheduled to begin at 12:00 p.m. Eastern time. (webcast details are provided at the end of this press release. The Technical Session presentation is available on the Company’s website at newgold.com).

Over the past year, the Company has undertaken a comprehensive mine optimization study for the Rainy River Mine that included a review of alternative open pit and underground mining scenarios with the overall objective of improving the return of investment and creating a life of mine plan that secures optimal profitability at a mineral reserve gold price of $1,275 per ounce. The Company is also releasing results of an integrated New Afton B3 and C-zone optimization life of mine study that is focused on de-risking the execution of the C-zone project, primarily targeting mine plan optimization and subsidence control, confirming capital requirements, finalization of the tailings disposal plan, dewatering and stabilization of the historic tailings area and advancing permitting efforts while maintaining a self-funded approach.

“Over the past number of months we have evaluated numerous scenarios for the Rainy River Mine and are pleased to release an updated life of mine plan that delivers a solid open pit and underground mine plan that positions the operation for profitability and free cash flow generation beginning in Q4 2020 that continues over the balance of the mine life.” said Renaud Adams, CEO. “We have also released an integrated mine plan that optimizes the self-funded development of New Afton’s B3 and C-Zone that could deliver significant free cash flow of more than 1 billion dollars over the life of mine. We now have a clear and profitable path forward for New Gold, a path that we are confident will create value for our shareholders.”

Rainy River Life of Mine Highlights

Over the past year, the Company worked diligently on creating a new operating vision for the Rainy River Mine with the objective of creating a mine plan that optimizes the return on investment, while achieving profitability at an early stage of the plan. Consistent with that objective, the Company has evaluated various open pit and underground mining scenarios that prioritized mining in areas that generate positive margins and drive meaningful cash flow over the balance of a shorter, but more profitable mine life. In future years, there remains potential to extend the underground mine life beyond 2028 should the prevailing gold price support the development of additional mining areas during that period and/or exploration efforts increase the resource inventory.

Rainy River Life of Mine Highlights
	Life of Mine[1,3]	Sensitivity[2]
Tonnes ore mined open pit (Mt)	67.5	67.5
Open pit mined grade (gold g/t)	0.91	0.91
Tonnes ore mined underground (Mt)	4.1	4.1
Underground mined grade (gold g/t)	4.17	4.17
Mill production (ktpd)	25.8	25.8
Milled grade (gold g/t)	1.06	1.06
Gold recovery (%)	89	89
Total gold eq. production (k oz)	2,388	2,384
Avg. annual gold eq. production (k oz)	289	289
Cash costs per gold eq. oz. ($/oz)	$665	$670
AISC per gold eq. oz. ($/oz)	$967	$973
Sustaining capital ($M) [4]	$586	$586
Growth capital ($M) [4]	$56	$56
Cumulative total cash flow ($M)	$557[3]	$1,096
After-tax NPV5%	$421	$859
  Assuming $1,300 per gold ounce, $16.00 per silver ounce, and a foreign exchange rate of 1.30 Canadian dollars to 1 US
  Assuming $1,550 per gold ounce, $17.50 per silver ounce, and a foreign exchange rate of 1.30 Canadian dollars to 1 US dollar
  LOM value includes a negative cash flow of $68 million post 2028 primarily for closure activities
  Sustaining and Growth Capital spend exclude working capital movements
  Gold eq. ounces include 3.6 million silver ounces produced converted to a gold equivalent based on a ratio of the prices for the commodities in (1) and (2)

Totals may not compute exactly due to rounding.

  The open pit mine plan considers mining a smaller pit shell using a $1,275 gold price and a mineral reserve cutoff grade ranging between 0.46-0.49 g/t gold eq. that focuses on mining open pit ore at a lower strip ratio of 2.53:1 (waste:ore) over a mine life from 2020 to 2024, with full depletion of the open pit in early 2025. While the operating cut-off grade has increased to a range of 0.46-0.49 g/t gold eq. (from 0.30 g/t), the lower grade open pit ore (0.30-0.46/0.49 g/t gold eq.) will continue to be stockpiled for processing during the underground mine life, which continues beyond the completion of open pit mining. The reduced size of the open pit significantly decreases capital requirements as waste mining (including overburden stripping) requirements decrease by more than 150 million tonnes and required stabilization of the waste dumps is minimized. Using new unit costs, geotechnical, metallurgical, water balance and capital requirement assumptions, the new plan delivers superior value and free cash flow over the period 2020 to 2024, as well as the life of mine, as compared to the 2018 plan, even with reduced gold Mineral Reserves.
  The underground mine plan was evaluated on a zone by zone basis and includes mining areas that provide optimal profitability at a gold price of $1,275 per ounce. Underground mining is expected to begin in 2022 and ramps-up over the underground mine life with peak production from 2025 to 2027. All gold ounces located in zones that did not meet the profitability threshold have been removed from the underground mine plan. The underground mine will be accessed via five portals, including four in-pit portals, as well as the Intrepid zone portal located to the east of the open pit, which significantly reduces capital development spend. There remains potential for underground mine life extension should the gold price environment support the inclusion of additional mining areas during the underground mine life and/or exploration efforts increase the resource inventory.
  The mill facility is planned to average approximately 25,800 tonnes per day and availability is expected to average 92%. Head grade over the life of mine is projected to average 1.06 gold grams per tonne at a recovery rate of 89%. The low-grade ore stockpile is expected to supplement underground mill feed from 2026 to 2028.
  Capital spend for the life of mine was optimized with a significant reduction in capital required for the Underground development and infrastructure. From the life of mine period, the operation is expected to generate free cash flow (including capital leases, closure costs and gold stream payments) of approximately $550 million at a gold price assumption of $1,300 per gold ounce, or more than $1 billion at a spot gold price assumption of $1,550 per gold ounce.
  For the period 2020 to 2024, the operation is expected to generate free cash flow (including capital leases and gold stream payments) of approximately $250 million at a gold price assumption of $1,300 per gold ounce, or approximately $600 million at a spot gold price assumption of $1,550 per ounce.

New Afton Mine

In early 2019, the Company reinvested in the future of the New Afton Mine by re-launching a self-funded development strategy for the C-zone, which extends mine life to 2030, including processing of stockpiled ore, with robust economics. Over the past year, the Company has focused on de-risking the execution of the C-zone, including the finalization of the mine design, tailings disposal plan, subsidence and stabilization and advancing permitting efforts. The updated mine plan also provides technical and cost updates for the life of mine.

New Afton Life of Mine Highlights

	Life of Mine[1,4]	Sensitivity[2]
Tonnes ore mined (Mt)	48.1	48.1
Head grade mined (gold g/t)	0.68	0.68
Head grade mined (copper %)	0.77	0.77
Avg. Mill production (ktpd)	13.3	13.3
Gold recovery (%)	86	86
Copper recovery (%)	89	89
Total gold production (oz)	917.8	917.8
Total copper production (Mlb)	745.7	745.7
Avg. annual gold eq. production (k oz)	260.2	221.1
Cash costs per gold eq. oz. ($/oz)	$610	$717
AISC per gold eq. oz. ($/oz)	$681	$801
Sustaining capital ($M)[3]	$175	$175
Growth capital ($M)[3]	$460	$460
Cumulative total cash flow ($M)	$1,051	$1,092
After-tax NPV	$735	$766
  Assuming $1,300 per gold oz., $16.00 per silver oz., $3.00 per copper pound and a foreign exchange rate of 1.30 Canadian dollars to 1 US dollar
  Assuming $1,550 per gold oz., $17.50 per silver oz., $2.75 per copper pound and a foreign exchange rate of 1.30 Canadian dollars to 1 US dollar
  Sustaining and Growth Capital spend excludes working capital movement
  LOM value includes a negative cash flow of $9 million post 2030 primarily for closure activities offset by salvage values
  Gold eq. ounces include copper pounds, and 2.3 million silver ounces produced converted to a gold equivalent based on a ratio of the prices for the commodities in (1) and (2).

Totals may not compute exactly due to rounding.

  From 2020 to 2024, the development of the higher-grade C-zone will continue to be advanced, with production beginning in Q3 2024 and ramping up to full production from 2025 to 2029.
  Development of the C-zone is expected to be self-funded using life of mine gold and copper price assumptions of $1,300 per gold ounce and $3.00 per copper pound or using spot gold and copper prices of $1,550 per gold ounce and $2.75 per copper pound.
  Lower production is expected for the period of 2021 to 2024 (with lower production planned for 2024), until the C-zone begins production. This lower production period could be partially offset with the potential incorporation of additional resources from the Sub-level cave (“SLC”) zone into the mine plan as we potentially grow the zone through exploration drilling programs.
  The updated life of mine plan incorporates thickened and amended tailings to increase stability of the current and historical tailings, with in-pit thickened tailings deposition planned for the C-zone ore portion.
  The new mine plan also provides geotechnical study updates with the objective of enhancing the mine plan and subsidence control.
  Total capital for the life of mine ($175 million and $460 million in sustaining and non-sustaining capital, respectively) is expected to remain high from 2020 to 2023, primarily related to the development of the C-zone and decrease significantly in 2024 to 2026, with minimal capital over the balance of the mine life.
  Over the life of mine the operation is expected to generate free cash flow (including capital leases) of more than $1 billion, at metal prices of $1,300 per gold ounce and $3.00 per copper pound and spot gold and copper prices of $1,550 per gold ounce and $2.75 per copper pound. Over the capital intensive C-zone development period from 2020 to 2024, the operation will generate free cash flow of more than $100 million at metal prices of $1,300 per gold ounce and $3.00 per copper pound and spot gold and copper prices of $1,550 per gold ounce and $2.75 per copper pound.
  There remains significant potential to further extend mine life as exploration programs advance at depth below and down plunge of the SLC-zone and east of the C-zone block cave and within the broader New Afton land package.

Mineral Reserves and Resources (as at December 31, 2019)

As at December 31, 2019, New Gold is reporting Mineral Reserves and Resources as summarized in the table below. Detailed Mineral Reserve and Resource tables follow at the end of this press release.

Mineral Reserves and Resources Summary1

	As at December 31, 2019			As at December 31, 2018
	Gold koz	Silver koz	Copper Mlbs	Gold koz	Silver koz	Copper Mlbs
Proven and Probable Mineral Reserves
Rainy River	2,636	6,266	-	4,186	12,116	-
Open Pit	1,748	3,602	-	2,554	5,993	-
Underground	549	1,034	-	1,021	2,728	-
Low grade and stockpile	339	1,629	-	610	3,395	-
New Afton	1,005	2,844	802	1,077	3,280	903
Blackwater	8,170	60,800	-	8,170	60,800	-
Total Proven and Probable Reserves	11,811	69,909	802	13,433	76,136	903
Measured and Indicated Mineral Resources (exclusive of Mineral Reserves) (1)
Rainy River	1,914	5,120	-	2,139	7,321	-
Open Pit	245	789	-	1,361	5,133	-
Underground	1,669	4,331	-	778	2,188	-
New Afton	1,118	3,754	933	1,061	3,645	891
Blackwater	1,402	8,915	-	1,400	8,733	-
Total Measured and Indicated Mineral Resources	4,434	17,788	933	4,600	19,699	891
Total Inferred Mineral Resources	754	3,124	121	1,001	3,860	132
  Refer to the detailed Mineral Reserve and Mineral Resource tables follow at the end of this press release for the estimates as at December 31, 2019 and the Company’s Annual Information Form dated March 29, 2019 for estimates as at December 31, 2018.

Consolidated gold Mineral Reserves decreased by approximately 1,622,000 gold ounces as compared to 2018. This decrease includes approximately 280,000 gold ounces of mining depletion at the Rainy River Mine and approximately 85,000 gold ounces of mining depletion at the New Afton Mine. Mining depletion was partially offset by approximately 29,900 gold ounces of positive resource to reserve conversion resulting from 2019 drilling and the updated and operational plan at the New Afton Mine.

  The decrease in gold Mineral Reserves for the Rainy River Mine, is primarily associated with the updated open pit and underground mine plans, resulting in a 1,549,000 gold ounce decrease (inclusive of mine depletion) in Mineral Reserves. The decrease in Mineral Reserves was driven by:
    Updated estimates to life of mine operating and capital costs;
    Updated recovery model applied to open pit ore material; and
    Removal of marginal underground material from the life of mine plan.
  At the New Afton Mine, Mineral Reserves decreased by approximately 72,000 gold ounces over the prior year as a result of mine depletion and optimized block cave shapes, partially offset by the addition of 29,900 gold ounces from the SLC zone.
  At the Blackwater project, Proven and Probable Mineral Reserves remain unchanged as compared to 2018.

Consolidated Measured and Indicated Mineral Resources decreased by approximately 166,000 gold ounces due to the decrease in open pit Mineral Resources at the Rainy River Mine, partially offset by increased underground Mineral Resources at the Rainy River and New Afton Mines.

  Rainy River Mine Measured and Indicated Mineral Resources have correspondingly decreased by 225,000 gold ounces due to the decrease of 1,116,000 gold ounces of open pit Mineral Resources as a result of the impact of key inputs and drivers, partially offset by an increase of 891,000 gold ounces of underground Mineral Resources reclassified from Mineral Reserves.
  Total Measured and Indicated Mineral Resources at the New Afton Mine increased by approximately 57,000 gold ounces.
  Measured and Indicated Mineral Resources at Blackwater remain materially unchanged as compared to the prior year.

Consolidated Inferred Mineral Resources decreased by approximately 226,000 gold ounces due to the decrease at Rainy River and Inferred Mineral Resources at the New Afton Mine and at Blackwater remain materially unchanged as compared to year end 2018.

Technical Information and Qualified Persons

The technical information was developed through the combined efforts of the Company’s internal technical team and independent consultants including:

  Francis McCann, General Manager / Principal Mining Engineer, AMC Mining Consultants (Canada) Ltd. Toronto – QP for the Rainy River Open Pit Mineral Reserves Estimate and Open Pit Mining
  Herbert A. Smith, Senior Principal Mining Engineer, AMC Mining Consultants (Canada) Ltd. Vancouver – QP for the Rainy River Underground Mineral Reserves Estimate and Underground Mining
  Dinara Nussipakynova, Principal Geologist, AMC Consultants (Canada) Ltd. Vancouver – QP for the Rainy River Open Pit and Underground Mineral Resources Estimate
  Ken Bocking, Golder Toronto – QP for Rainy River Waste dumps, Open Pit Overburden slopes studies
  Ed Saunders – SRK Vancouver – QP for the Rainy River Open Pit Hard Rock Slopes studies
  Andre Zerwer, Principal Geotechnical Engineer, BGC Sudbury – QP for the Rainy River Tailings Dam studies
  Andrew Millar, Principal Metallurgist, AMC Mining Consultants Pty. Ltd. Brisbane - QP for the Rainy River Metallurgical studies
  Twila Griffith, Senior Environmental Specialist, Rainy River Mine – QP for the Rainy River Environmental Study
  Normand L. Lecuyer, P.Eng., Roscoe Postle Associates Inc. (RPA) – QP for technical information for New Afton
  David W. Rennie, P.Eng., Roscoe Postle Associates Inc. (RPA) – QP for technical information for New Afton
  Holger Krutzelmann, P.Eng., Roscoe Postle Associates Inc. (RPA) – QP for technical information for New Afton
  Luis Vasquez, M.Sc., P.Eng., Roscoe Postle Associates Inc. (RPA) – QP for technical information for New Afton

Technical Session Webcast

On February 13, 2020, a technical session will be webcast to discuss the updated life of mine plans. The webcast will immediately follow the Company’s fourth quarter and year-end earnings conference call and webcast scheduled to begin at 12:00 pm Eastern Time. Details for the fourth quarter earnings and technical session webcast are provided below:

  Participants may listen to the fourth quarter earnings call and the technical session webcast by registering on our website at www.newgold.com or via the following link: https://onlinexperiences.com/Launch/QReg/ShowUUID=CEE17A95-4B57-414E-90A0-E7B1596C1592
  An archived webcast will be available until March 3, 2020 at www.newgold.com.
  Presentations for the technical session can be found on the Company’s website at www.newgold.com.

About New Gold Inc.

New Gold is a Canadian-focused intermediate gold mining company with a portfolio of two core producing assets in Canada, the Rainy River and New Afton Mines as well as the 100% owned Blackwater development project. The Company also operates the Cerro San Pedro Mine in Mexico (in reclamation). New Gold’s vision is to build a leading diversified intermediate gold company focused on Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: guidance for production, operating expenses per gold ounce sold, total cash costs and all-in sustaining costs and the factors contributing to those expected results, including the timing of filing new technical reports for the Rainy River and New Afton mines, timing of the implementation of the new life of mine plans, the Company’s positioning for profitability and sustainable free cash flow beginning in Q1 2020, the development of New Afton’s B3 and C-zone and the free cash flow expected from that development, statements under the heading “Rainy River Life of Mine Highlights” and “New Afton Mine”, and estimations of the Company’s Mineral Reserves and Mineral Resources.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), Annual Information Form and current technical reports filed atwww.sedar.comand on EDGAR atwww.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the Rainy River, New Afton and Blackwater being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments during the applicable regulatory processes; (9) metals and other commodity prices and exchange rates being consistent with those estimated for the purposes of 2019 guidance; (10) the qualified persons being able to complete the new technical reports within 45 days; and (11) the Company’s ability to implement the new life of mine plans on the timing described herein or at all.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of Mineral Reserves and Mineral Resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses and risks associated with a mine with relatively limited history of commercial production, such as Rainy River, (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as the "Enterprise Risk Management and Risk Factors" section of the MD&A, included in New Gold's Annual Information Form, previous MD&A and other disclosure documents filed on and available atwww.sedar.comand on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information relating to Mineral Reserves contained herein has been reviewed, verified and approved by Mr. Andrew Croal, Director, Technical Services of New Gold. The scientific and technical information relating to Mineral Resources and exploration activities and results contained herein has been reviewed and approved by Mr. Michele Della Libera Director, Exploration of New Gold. All other scientific and technical information contained herein has been reviewed and approved by the persons named under the heading “Technical Information and Qualified Persons” with respect to the technical and scientific information noted for each name. Mr. Croal is a Professional Engineer and member of the Association of Professional Engineers Ontario. Mr. Della Libera is a Professional Geoscientist and a member of Engineers & Geoscientists British Columbia and Professional Geoscientists Ontario. Mr. Croal, Mr. Della Libera and the persons named under the heading “Technical Information and Qualified Persons” are "Qualified Persons" for the purposes of NI 43-101. No limitations were imposed on these Qualified Persons with respect to the verification of the data contained herein. Further detail about the mineral resource and reserve estimates, including assumptions, parameters, risks and data verification measures, will be available in the updated technical reports to be filed by the Company within 45 days following the date of this news release.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Information concerning the properties and operations of New Gold has been prepared with Canadian standards for reporting of mineral resource estimates, which differ in some respects from United States standards. In particular, and without limiting the generality of the foregoing, the terms “inferred mineral resources,” “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this MD&A are Canadian mineral disclosure terms as defined in accordance with NI 43-101 under the guidelines set out in the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the “CIM Standards”). Until recently, the CIM Standards differed significantly from standards in the United States. The U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which will be rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Standards, as required under NI 43-101. Accordingly, during this period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or mineral reserves contained or referenced in this MD&A may not be comparable to similar information made public by United States companies.

Readers are cautioned that “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies, except in limited circumstances. The term “resource” does not equate to the term “reserves”. Readers should not assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. Readers are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

MINERAL RESERVES AND MINERAL RESOURCES

New Gold’s Mineral Reserve estimates as at December 31, 2019, is presented in the following table.

		MINERAL RESERVES
		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold koz	Silver koz	Copper Mlbs
RAINY RIVER
Open Pit Mineral Reserves
Direct processing
Proven	15,700	1.21	2.4	-	612	1,187	-
Probable	30,675	1.15	2.5	-	1,136	2,416	-
Open Pit P&P (direct proc.)	46,375	1.17	2.4	-	1,748	3,602	-
Low grade
Proven	5,702	0.35	1.9	-	65	341	-
Probable	15,470	0.35	2.2	-	172	1,076	-
Open Pit P&P (low grade)	21,172	0.35	2.1	-	237	1,417	-
Stockpile
Proven	5,928	0.53	1.1	-	102	211	-
Probable	-	-	-	-	-	-	-
Open Pit P&P (stockpile)	5,928	0.53	1.1	-	102	211	-
Open Pit P&P Total Mineral Reserves	73,476	0.88	2.2	-	2,087	5,231	-
Underground
Proven	-	-	-	-	-	-	-
Probable	4,096	4.17	7.8	-	549	1,034	-
Underground P&P (direct proc.)	4,096	4.17	7.8	-	549	1,034	-
Combined Direct proc. & Low grade
Proven	27,331	0.88	2.0	-	779	1,740	-
Probable	50,241	1.15	2.8	-	1,857	4,526	-
Rainy River Total Mineral Reserves	77,572	1.06	2.5	-	2,636	6,266	-
NEW AFTON
A&B Zones
Proven	-	-	-	-	-	-	-
Probable	20,213	0.55	1.9	0.73	357	1,234	323
C Zone
Proven	-	-	-	-	-	-	-
Probable	27,088	0.74	1.8	0.80	648	1,610	478
New Afton Total Mineral Reserves	47,302	0.66	1.9	0.77	1,005	2,844	802
BLACKWATER
Direct processing Reserves
Proven	124,500	0.95	5.5	-	3,790	22,100	-
Probable	169,700	0.68	4.1	-	3,730	22,300	-
P&P (direct processing)	294,300	0.79	4.7	-	7,510	44,400	-
Low grade Reserves
Proven	20,100	0.50	3.6	-	330	2,300	-
Probable	30,100	0.34	14.6	-	330	14,100	-
P&P (low grade)	50,200	0.40	10.2	-	650	16,400	-
Combined Direct proc. & Low grade
Proven	144,600	0.88	5.3	-	4,110	24,400	-
Probable	199,800	0.63	5.7	-	4,050	36,400	-
Blackwater Total Mineral Reserves	344,400	0.74	5.5	-	8,170	60,800	-
TOTAL PROVEN & PROBABLE MINERAL RESERVES					11,811	69,909	802
Notes to the Mineral Reserves and Mineral Resources estimates are provided below.

Measured and Indicated Mineral Resources

Mineral Resource estimates as at December 31, 2019, are presented in the following tables:

MEASURED & INDICATED MINERAL RESOURCES (Exclusive of Mineral Reserves)

		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold koz	Silver koz	Copper Mlbs
RAINY RIVER
High and Medium grade Mineral Resources
Open Pit
Measured	695	1.46	2.9	-	33	64	-
Indicated	4,813	1.18	3.4	-	182	531	-
Open Pit M&I (high and med. grade)	5,508	1.21	3.4	-	214	596	-
Underground
Measured	-	-	-	-	-	-	-
Indicated	14,866	3.49	9.1	-	1,669	4,331	-
Underground M&I	14,866	3.49	9.1	-	1,669	4,331	-
Low grade Mineral Resources
Open Pit
Measured	293	0.34	1.9	-	3	18	-
Indicated	2,460	0.34	2.2	-	27	175	-
Open Pit M&I (high, medium and low grade)	2,753	0.34	2.2	-	30	193	-
Combined M&I
Measured	989	1.13	2.6	-	36	82	-
Indicated	22,139	2.64	7.1	-	1,878	5,037	-
Total Rainy River M&I	23,127	2.57	6.9	-	1,914	5,120	-
NEW AFTON
A&B Zones
Measured	17,013	0.63	1.7	0.83	346	940	312
Indicated	9,759	0.44	2.6	0.71	138	825	154
A&B Zone M&I	26,773	0.56	2.1	0.79	484	1,765	466
C-zone
Measured	6,116	0.78	2.0	0.94	154	401	126
Indicated	12,727	0.71	2.1	0.83	292	852	233
C-zone M&I	18,843	0.74	2.1	0.86	446	1,254	359
HW Lens
Measured	-	-	-	-	-	-	-
Indicated	11,362	0.51	2.0	0.44	187	738	109
HW Lens M&I	11,362	0.51	2.0	0.44	187	738	109
Combined M&I
Measured	23,154	0.67	1.8	0.86	500	1,345	438
Indicated	33,854	0.57	2.2	0.66	617	2,409	495
Total New Afton M&I	57,008	0.61	2.1	0.74	1,118	3,754	933
BLACKWATER
Direct processing Mineral Resources
Measured	288	1.39	6.6	-	13	61	-
Indicated	45,440	0.84	4.7	-	1,227	6,866	-
M&I (direct proc.)	45,728	0.84	4.7	-	1,240	6,927	-
Low grade Mineral Resources
Measured	11	0.29	7.4	-	-	3	-
Indicated	15,831	0.32	3.9	-	162	1,985	-
M&I (low grade)	15,842	0.32	3.9	-	162	1,988	-
Total Blackwater M&I	61,570	0.71	4.5	-	1,402	8,915	-
TOTAL M&I MINERAL RESOURCES					4,434	17,788	933
Notes to the Mineral Reserve and Mineral Resource estimates are provided below.

Inferred Mineral Resources

INFERRED MINERAL RESOURCES
		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold koz	Silver koz	Copper Mlbs
RAINY RIVER
High and Medium grade Resources
Open Pit	2,015	0.61	1.8	-	39	114	-
Underground	1,297	3.76	3.5	-	157	146	-
Total Direct Processing	3,312	1.84	2.4	-	196	260	-
Low grade Resources
Open Pit	167	0.35	1.4	-	2	8	-
Rainy River Inferred	3,479	1.77	2.4	-	198	268	-
NEW AFTON
A&B Zones	6,367	0.34	1.3	0.35	70	272	49
C-zone	7,650	0.41	1.3	0.47	101	316	71
HW Lens	3	0.49	0.6	0.19	-	-	-
New Afton Inferred	14,022	0.38	1.3	0.42	172	589	121
BLACKWATER
Direct processing	13,933	0.76	4.0	-	341	1,792	-
Low grade Resources	4,225	0.32	3.5	-	44	475	-
Blackwater Inferred	18,158	0.66	3.9	-	385	2,267	-
TOTAL INFERRED MINERAL RESOURCES					754	3,124	121
Notes to the Mineral Reserve and Mineral Resource estimates are provided below.

Notes to Mineral Reserve and Mineral Resource Estimates

1. New Gold’s Mineral Reserves and Mineral Resources have been estimated in accordance with the CIM Standards (2014), which are incorporated by reference in NI 43-101.
2. All Mineral Reserve and Mineral Resource estimates for New Gold’s properties and projects are effective December 31, 2019.
3. New Gold’s year-end 2019 Mineral Reserves and Mineral Resources have been estimated based on the following metal prices and foreign exchange (FX) rate criteria:

	Gold $/ounce	Silver $/ounce	Copper $/pound	FX CAD:USD
Mineral Reserves	$1,275	$17.00	$3.00	$1.30
Mineral Resources	$1,375	$19.00	$3.25	$1.30

4. Cut-offs for the Company’s Mineral Reserves and Mineral Resources are outlined in the following table:

Mineral Property		Mineral Reserves Lower cut-off	Mineral Resources Lower Cut-off
Rainy River	O/P direct processing:	0.46 – 0.49 g/t AuEq	0.44 – 0.45 g/t AuEq
	O/P low grade material:	0.30 g/t AuEq	0.30 g/t AuEq
	U/G direct processing:	2.20 g/t AuEq	2.00 g/t AuEq
New Afton	Main Zone – B1 & B2 Blocks:	US$21.00/t	All Resources: 0.40% CuEq
	B3 Block & C-zone:	US$24.00/t
Blackwater	O/P direct processing:	0.26 – 0.38 g/t AuEq	All Resources: 0.40 g/t AuEq
	O/P low grade material:	0.32 g/t AuEq

5. New Gold reports its Measured and Indicated Mineral Resources exclusive of mineral reserves. Measured and Indicated Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Inferred Mineral Resources have a greater amount of uncertainty as to their existence and technical feasibility, do not have demonstrated economic viability, and are likewise exclusive of Mineral Reserves. Numbers may not add due to rounding.

6. Mineral Resources are classified as measured, indicated and inferred based on relative levels of confidence in their estimation and on technical and economic parameters consistent with the methods considered to be most suitable to their potential commercial extraction. The designators ‘open pit’ and ‘underground’ may be used to indicate the envisioned mining method for different portions of a resource. Similarly, the designators ‘direct processing’ and ‘lower grade material’ may be applied to differentiate material envisioned to be mined and processed directly from material to be mined and stored separately for future processing. Mineral Reserves and Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other risks and relevant issues. Additional details regarding Mineral Reserve and Mineral Resource estimation, classification, reporting parameters, key assumptions and associated risks for each of New Gold’s material properties are provided in the respective NI 43-101 Technical Reports, which will be available at www.sedar.com within 45 days of this press release.

7. The preparation of New Gold's consolidated statement and estimation of Mineral Reserves has been completed under the oversight and review of Mr. Andrew Croal, Director of Technical Services for the Company. Mr. Croal is a Professional Engineer and member of the Association of Professional Engineers Ontario. Preparation of New Gold’s consolidated statement and estimation of Mineral Resources has been completed under the oversight and review of Mr. Michele Della Libera, Director, Exploration for the Company. Mr. Della Libera is a Professional Geoscientist and member of the Professional Geoscientists of Ontario and of the Engineers and Geoscientist of British Columbia. Mr. Croal and Mr. Della Libera are "Qualified Persons" as defined by NI 43-101.

Contacts

Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Email: anne.day@newgold.com